                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934



For the Month of FEBRUARY 2003
                 -------------


                             TRADERADIUS ONLINE INC.
                      (FORMERLY BIDCRAWLER.COM ONLINE INC.)
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


           9TH FLOOR, 555 BURRARD STREET, BOX 273, TWO BENTALL CENTRE,
                             VANCOUVER, BC, V7X 1M8
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


           Form 20-F     X                Form 40-F
                    -----------------              --------------

PLEASE NOTE THAT PURSUANT OF RULE 12g3-2(d)(1), THIS REGISTRANT, BEING REGISTERED UNDER SECTION 12, IS NOT ELIGIBLE FOR EXEMPTION UNDER RULE 12g3-2(b). ACCORDINGLY, THE FOLLOWING TWO QUESTIONS ARE NOT RELEVANT TO THIS REGISTRANT AND ARE THEREFORE LEFT BLANK.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


           Form 20-F                      Form 40-F
                    -----------------              --------------


If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-            .
                                   ------------





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         TradeRadius Online Inc.

Date: February 6, 2003                   By:/s/ Peter Dunfield
     -----------------------------          ------------------------------
                                         [Print] Name:  Peter Dunfield,
                                                 Title: Director

This Form 6-K consists of:

Annual General Meeting Material

Press Release dated November 19, 2002.

                             TRADERADIUS ONLINE INC.

                      NOTICE OF 2002 ANNUAL GENERAL MEETING

================================================================================



NOTICE IS HEREBY GIVEN that the 2002 annual general meeting (the "Meeting") of members of TRADERADIUS ONLINE INC. (the "Company") will be held in the Board Room, 9th Floor, 555 Burrard Street, Vancouver, British Columbia on December 20, 2002 at the hour of 10:00 a.m. for the following purposes:

(a) To receive and consider the report of the directors, the audited financial statements of the Company for the period ended June 30, 2002, and the report of the auditor thereon;

(b) To re-appoint an auditor for the ensuing year at a remuneration to be fixed by the directors;

(c) To ratify and confirm all acts, deeds and things done and proceedings taken by the directors and officers of the Company on its behalf since the last annual general meeting;

(d)  To elect directors for the ensuing year;

(e)  To consider and, if thought fit, to approve

     (i)   all stock options granted in the past year,

     (ii) the granting of directors', officers', and employees' incentive stock options,

     (iii) adopting and approving the Company stock option plan (the "Plan"), including reserving for issuance under the Plan at any time of a maximum of 10% of the issued and outstanding shares of the Company as more particularly described in the accompanying Information Circular; and

     (iv) the amendment of any past, present or future stock options, stock option agreements, or stock option plans,

     providing the same are in accordance with the policies of the TSX Venture Exchange (the "Exchange") and notice thereof is filed with the Exchange;

(f) To consider and, if thought fit, to pass a special resolution authorizing the consolidation of the Company's authorized share capital on the basis of one new share of the Company for each ten existing shares of the Company as more particularly described in the accompanying Information Circular;

(g) To consider and, if thought fit, to pass a special resolution increasing the authorized share capital of the Company from 10,000,000 common shares without par value on a consolidated basis to 100,000,000 common shares without par value as more particularly described in the accompanying Information Circular;

(h) To consider and, if thought fit, to pass a special resolution approving the change of name of the Company from "TRADERADIUS ONLINE INC." to "JALNA RESOURCES LIMITED" as more particularly described in the accompanying Information Circular;

(i) To consider and, if thought fit, to pass a resolution approving in advance, the issuance by the Company, in private placements during the next 12 months, of such number of securities that would result in the Company issuing shares or possibly issuing shares upon the exercise of any share purchase warrants, where the number of common shares beneficially owned by a placee, or a group of placees who intend to vote their shares as a group in a private placement, is equal to or greater than 20% of the Company's issued and outstanding share capital and approving a "related party transaction" involving the issuance of securities to George Leary incidental to a future financing as more particularly described in the accompanying Information Circular; and

(j) To transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

MEMBERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO READ THE NOTES ACCOMPANYING THE INSTRUMENT OF PROXY AND COMPLETE AND RETURN THE PROXY TO THE COMPANY'S TRANSFER AGENT, CIBC MELLON TRUST COMPANY, 1600 - 1066 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3X1, FACSIMILE NO.: (604) 688-4301, OR THE COMPANY, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FIXED FOR THE MEETING.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 14th day of November, 2002.






                       BY ORDER OF THE BOARD OF DIRECTORS

                                 "GEORGE LEARY"
                     -------------------------------------
                                  GEORGE LEARY,
                           CHAIRMAN, CEO AND DIRECTOR

                             TRADERADIUS ONLINE INC.

                              INFORMATION CIRCULAR
                        AS AT AND DATED NOVEMBER 12, 2002


                             SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by management of TRADERADIUS ONLINE INC. (the "Company") for use at the 2002 annual general meeting (the "Meeting") of members of the Company to be held on December 20, 2002, at the time and place and for the purposes set forth in the notice of Meeting.

The cost of this solicitation will be borne by the Company.


                      APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are directors of the Company. A member desiring to appoint some other person (who need not be a member) to represent him or her at the meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and in either case delivering the completed proxy to the office of CIBC MELLON TRUST COMPANY, 1600 - 1066 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3X1, FACSIMILE NO.: (604) 688-4301, or to the Company's office, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

The chair of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

A member who has given a proxy may revoke it by an instrument in writing delivered to the said office of CIBC MELLON TRUST COMPANY OR THE COMPANY'S OFFICE at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chair of the Meeting, or in any manner provided by law.


                                VOTING OF PROXIES

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the member on any ballot that may be called for, and if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying notice of Meeting. If a choice with respect to such matters is not specified, it is intended that the person designated by management in the form of proxy will vote the securities represented by the proxy in favour of each matter identified in the proxy and for the nominees of management for directors and auditor.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying notice of Meeting and other matters which may properly come before the Meeting. As at the date of this information circular, management is not aware of any amendments, variations, or other matters. If such should occur, the persons designated by management will vote thereon in accordance with their best judgment, exercising discretionary authority.


                    ADVANCE NOTICE OF ANNUAL GENERAL MEETING

Advance notice of the Meeting was published on October 24, 2002, pursuant to the requirements of section 111 of the Company Act of British Columbia and section 4 of the "Regulation" to the Company Act.


                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The voting securities of the Company consist of 100,000,000 common shares without par value. As at the date of this information circular, 12,197,974 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting. November 15, 2002, has been fixed in advance by the directors of the Company as the record date for the purpose of determining those members entitled to receive notice of, and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Corporation:

--------------------------------------------------------------------------------
       NAME              NUMBER OF VOTING SECURITIES            PERCENTAGE
--------------------------------------------------------------------------------
      George Leary                   2,464,440                     20.2%
--------------------------------------------------------------------------------


                             APPOINTMENT OF AUDITOR

The persons named in the enclosed instrument of proxy intend to vote for the re-appointment of DAVIDSON & COMPANY, CHARTERED ACCOUNTANTS as the Company's auditor until the next annual general meeting of members at a remuneration to be fixed by the board of directors. Davidson & Company, Chartered Accountants, was first appointed as the Company's auditor on August 23, 1999.


                              ELECTION OF DIRECTORS

The persons named in the following table are management's nominees to the board. Each director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the articles of the Company or unless he or she becomes disqualified to act as a director.

----------------------------------------------------------------------------------------------------------
        NAME AND ADDRESS OF                                         PERIOD FROM          NUMBER OF
        NOMINEE AND PRESENT                                        WHICH NOMINEE        APPROXIMATE
       POSITION WITH COMPANY            PRINCIPAL OCCUPATION     HAS BEEN DIRECTOR   VOTING SECURITIES(1)
----------------------------------------------------------------------------------------------------------
GEORGE LEARY                          President of GML          August 1, 2001       2,464,440
Calgary, AB                           Minerals Consulting Ltd.
Chairman/Chief Executive
Officer/Director
----------------------------------------------------------------------------------------------------------
GREG STONE                            President of              April 20, 2000       95,566
Bellevue, WA                          TradeRadius Online Inc.;
President/Director
----------------------------------------------------------------------------------------------------------
GRAHAM HEAL                           Self-employed computer    October 22, 1999     775,000(2)
Bellingham, WA                        consultant; Director
Director                              and Vice-President of
                                      ClickHouse.com Online
                                      Inc.;
----------------------------------------------------------------------------------------------------------
PETER DUNFIELD                        Self-employed             August 27, 1999      5,625
West Vancouver, BC                    consultant, iO
Director                              Corporate Services
                                      Ltd.; Director and
                                      Officer of several
                                      reporting companies;
----------------------------------------------------------------------------------------------------------
MARION MCGRATH                        Self-employed             December 22, 2000    375
Vancouver, BC                         consultant, iO
Secretary and Director                Corporate Services Ltd.
----------------------------------------------------------------------------------------------------------

----------
(1) voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised
(2)  750,000 of the 775,000 shares are subject to escrow restrictions.

All of the proposed nominees are ordinarily resident in Canada, except for Greg Stone and Graham Heal, who are ordinarily resident of the United States.

The board of directors has not appointed an executive committee.

As the Company is a reporting company the directors of the Company are required to elect from their number an audit committee. GEORGE LEARY, PETER DUNFIELD AND COLIN JOHNSON are the three directors elected by the board of directors of the Company to the audit committee.

                       STATEMENT OF EXECUTIVE COMPENSATION

                       COMPENSATION TO EXECUTIVE OFFICERS

George Leary and Greg Stone are the Named Executive Officers of the Company as defined in Form 41 prescribed by the "Regulations" under the Securities Act of the Province of British Columbia.

The criteria used in determining the amount of executive officer compensation which is appropriate is based on an assessment of salaries paid in the industry for similar duties in which the Company is engaged.

Executive officers are entitled to participate in incentive stock options granted by the Company. For additional information with respect to incentive stock options granted to executive officers, please refer to the heading "Directors' and Key Employees' Stock Options" below.

The following table sets forth particulars concerning the compensation of Named Executive Officers for the Company's previous three financial years:


                           Summary Compensation Table

-------------------------------------------------------------------------------------------------------------
                                                               LONG TERM COMPENSATION
                                                        ------------------------------------
                            ANNUAL COMPENSATION                    AWARDS            PAYOUTS
-------------------------------------------------------------------------------------------------------------
                                                         SECURITIES    RESTRICTED
                                             OTHER         UNDER        SHARES OR
    NAME AND                                 ANNUAL     OPTIONS/SARS    RESTRICTED    LTIP      ALL OTHER
   PRINCIPAL             SALARY    BONUS  COMPENSATION    GRANTED      SHARE UNITS   PAYOUTS  COMPENSATION
    POSITION      YEAR     ($)      ($)      ($)(1)         (#)            ($)         ($)        ($)(2)
-------------------------------------------------------------------------------------------------------------
George Leary(3)   2002     Nil      Nil       Nil         385,000          Nil         Nil      $60,000
Chairman/CEO      2001     n/a      n/a       n/a           n/a            n/a         n/a         n/a
-------------------------------------------------------------------------------------------------------------
Greg Stone(4)     2002   $25,917                          250,000          Nil         Nil         Nil
President         2001  US$88,000   Nil       Nil           Nil            Nil         Nil         Nil
                  2000  US$25,000   Nil       Nil         172,500(6)       Nil         Nil         Nil
-------------------------------------------------------------------------------------------------------------
Graham Heal(5)    2001     Nil      Nil       Nil           Nil            Nil         Nil         Nil
former CEO        2000  US$36,650   Nil       Nil       1,250,000(6)       Nil         Nil         Nil
-------------------------------------------------------------------------------------------------------------

----------
(1) the value of perquisites and benefits, if any, for each Named Executive Officer was less than the lesser of $50,000 and 10% of the total annual salary and bonus.
(2)  for further details, refer to the heading "Management Contracts" below.
(3) Mr. Leary was appointed Chairman and Chief Executive Officer on August 1, 2001.
(4) Mr. Stone was appointed the President of the Company on April 20, 2000. During the period September 14, 2000 to August 1, 2001, Mr. Stone served as Chief Executive Officer.
(5) Mr. Heal served as Chief Executive Officer of the Company during the period April 20, 2000 to September 14, 2000. Additionally, Mr. Heal served as Chairman during the period September 14, 2000 to August 1, 2001.
(6)  Voluntarily Cancelled.


           LONG TERM INCENTIVE PLAN AWARDS TO NAMED EXECUTIVE OFFICERS

No long term incentive plan awards were made to any Named Executive Officer during the financial year ended June 30, 2002.

               OPTIONS & SARS GRANTED TO NAMED EXECUTIVE OFFICERS

The following table sets forth particulars concerning individual grants of options to purchase or acquire securities of the Company and its subsidiaries, if any, and stock appreciation rights ("SARs") as defined in Form 41 prescribed in the "Regulations" under the Securities Act of the Province of British Columbia, made to each Named Executive Officer during the financial year ended June 30, 2002:

       OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

-----------------------------------------------------------------------------------------------------------------------------------
                                                      % OF TOTAL                            MARKET VALUE OF
                                      SECURITIES       OPTIONS                           SECURITIES UNDERLYING
                                         UNDER        GRANTED TO     EXERCISE PRICE OR      OPTIONS/SARS ON
                     DATE OF GRANT   OPTIONS/SARS    EMPLOYEES IN       BASE PRICE           DATE OF GRANT        EXPIRATION
        NAME           IN 2001       GRANTED(#)(1)  FINANCIAL YEAR     ($/SECURITY)           ($/SECURITY)           DATE
-----------------------------------------------------------------------------------------------------------------------------------
    George Leary       Oct 1/01         385,000         24.06%            $0.10                    Nil(3)           Oct 1/06
-----------------------------------------------------------------------------------------------------------------------------------
     Greg Stone        Oct 1/01         250,000         15.63%            $0.10                    Nil              Oct 1/06
-----------------------------------------------------------------------------------------------------------------------------------

(1)  common shares of the Company.
(2)  includes both employee and director stock options.
(3) no market value on date of grant, last trade prior to date of grant was October 4, 2001 at $0.05.


              OPTIONS & SARS EXERCISED BY NAMED EXECUTIVE OFFICERS

The following table sets forth particulars concerning each exercise of options and SARs by each Named Executive Officer during the financial year ended June 30, 2002, and the financial year-end value of unexercised options and SARs:


       AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
             FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES


--------------------------------------------------------------------------------------------------------------------
                                                                                      VALUE OF UNEXERCISED IN THE
                         SECURITIES                     UNEXERCISED OPTIONS/SARS AT    MONEY OPTIONS/SARS AT FY-
                        ACQUIRED ON   AGGREGATE VALUE            FY-END(#)                      END($)
       NAME             EXERCISE(#)     REALIZED($)      EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
--------------------------------------------------------------------------------------------------------------------
    George Leary            Nil             n/a            385,000 (Exercisable)                   Nil
--------------------------------------------------------------------------------------------------------------------
     Greg Stone             Nil             n/a            250,000 (Exercisable)                   Nil
--------------------------------------------------------------------------------------------------------------------

The above options were pre-consolidated options and as at the date of this information circular, have been cancelled.


              STOCK OPTIONS GRANTED AND EXERCISED IN THE PAST YEAR

During the financial year ended June 30, 2002, the Company granted to its directors, officers and/or employees and consultants the following incentive stock options:

------------------------------------------------------------------------------------------------------------------
                                                                        PRICE RANGE IN THE 30 DAY PERIOD PRECEDING
                                                                             THE DATE OF GRANT OF THE OPTIONS
                                                                        ------------------------------------------
 DATE OF GRANT   NUMBER OF SHARES    EXPIRY DATE    EXERCISE PRICE      HIGH                                  LOW
------------------------------------------------------------------------------------------------------------------
October 1, 2001      1,600,000     October 1, 2006      $0.10           $0.12                                $0.05
------------------------------------------------------------------------------------------------------------------

Of the above options, 90,000 have been cancelled.

The stock options described were granted in accordance with the policies of the Exchange.

During the financial year ended June 30, 2002, the Company issued the following shares to its directors, directors and/or officers pursuant to the exercise of stock options:

------------------------------------------------------------------------------------------------------------
                                                               PRICE RANGE IN THE 30 DAY PERIOD PRECEDING
                                                                       THE EXERCISE OF THE OPTIONS
                                                               ---------------------------------------------
    NO. OF SHARES     EXERCISE PRICE     DATE OF EXERCISE             HIGH                  LOW
------------------------------------------------------------------------------------------------------------
      15,000              $0.10             Feb 18/02                $0.12                $0.30
------------------------------------------------------------------------------------------------------------

Subsequent to the financial year ended June 30, 2002, the Company issued the following shares to its directors, directors and/or officers pursuant to the exercise of stock options:

-------------------------------------------------------------------------------------------------------------
                                                                PRICE RANGE IN THE 30 DAY PERIOD PRECEDING
                                                                        THE EXERCISE OF THE OPTIONS
                                                                ---------------------------------------------
    NO. OF SHARES     EXERCISE PRICE     DATE OF EXERCISE            HIGH                  LOW
-------------------------------------------------------------------------------------------------------------
       95,566             $0.10             Jul 29/02               $0.03                 $0.11
-------------------------------------------------------------------------------------------------------------


 TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

There are no employment contracts between either the Company or its subsidiaries and the Named Executive Officers except as referred to under the heading "Management Contracts" below.

Neither the Company nor any of its subsidiaries have any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.


                            COMPENSATION OF DIRECTORS

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors during the Company's financial year ended June 30, 2002.


                              MANAGEMENT CONTRACTS

The Company or its subsidiary is a party to the following contracts:

- management contract with GML Minerals Consulting Ltd., a company owned and controlled by George Leary, the Chairman and CEO of the Company, whereby GML Minerals Consulting Ltd. is engaged to perform management services at a cost of $5,000 per month; and

- consulting contract with iO Corporate Services Ltd., a company owned and controlled by Peter Dunfield and Marion McGrath, both directors of the Company, whereby iO Corporate Services Ltd. is engaged to perform consulting services at a cost of $2,000 per month.


                 INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company have been indebted to the Company or its subsidiary during the financial year ended June 30, 2002.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

During the year ended June 30, 2002, the Company incurred and/or paid consulting fees of $24,000 with iO Corporate Services Ltd. See "Management Contracts" above.

During the year ended June 30, 2002, the Company incurred and/or paid management fees, consulting fees and office expenses of $84,000 with GML Minerals Consulting Ltd.. See "Management Contracts" above.

During the year ended June 30, 2002, the Company incurred and/or paid a salary of $25,917 to Greg Stone, the President of the Company.

The directors and officers of the Company have an interest in the resolutions concerning the election of directors and stock options. Otherwise no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

                  PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

                   DIRECTORS' AND KEY EMPLOYEES' STOCK OPTIONS

The Company has established, subject to shareholder and TSX Venture Exchange (the "Exchange") approval, the stock option plan (the "Plan") to be administered by the directors of the Company to attract and motivate the directors, officers, employees and consultants of the Company (collectively "Optionees"). Options granted will be granted in order to provide Optionees with a form of remuneration and an incentive to act in the best interest of the Company. If and when member approval is obtained, the implementation of the Plan will be at the sole discretion of the directors of the Company. The Company is currently an Inactive Issuer and pursuant to the policies of the Exchange may not grant new incentive stock options under the plan until the Company has completed its reactivation.

Management of the Company, considers it desirable and in the best interests of the Company to establish the Plan for the granting of future stock options to directors, officers, employees and other service providers.

THE PLAN

The following information is intended as a brief description of the Plan and is qualified in its entirety by the full text of the Plan which is available for review by any member up until the day preceding the Meeting at the Company's registered and records office and will be available for members at the Meeting:

The Plan provides that stock options may be granted to directors, senior officers, employees, consultants or consultant companies of the Company or any of its affiliates.

The Plan provides for the issuance of stock options to acquire up to 10% of the Company's issued and outstanding capital as at the date of grant (the "Plan Ceiling"), subject to standard anti-dilution adjustment.. This is a "rolling" plan as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding share capital increases. All outstanding stock options granted prior to the implementation of the Plan will be included in the Plan, but at no time will more than 10% of the outstanding shares be subject to grant under the Plan. If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares in respect of that expired or terminated stock option that has not been exercised shall again be available for the purpose of the Plan.

The Plan may be terminated by the Board at any time, but such termination will not alter the terms or conditions of any options granted prior to the date of such termination. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised, expires or voluntarily cancelled or otherwise terminated in accordance with the provisions of the Plan.

The Plan provides that other terms and conditions, including vesting schedules, may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the particular option agreement.

The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts. The Board may issue a majority of the options to insiders of the Company. However, in no case will the issuance of common shares upon the exercise of stock options granted under the Plan result in:

(a) the number of options granted in a 12 month period to any one consultant exceeding 2% of the issued shares of the company (calculated at the time of grant);

(b) the aggregate number of options granted in a 12 month period to any one individual exceeding 5% of the outstanding shares of the Company (calculated at the time of grant);

(c) the number of options granted in a 12 month period to employees or consultants undertaking investor relations activities exceeding in the aggregate 2% of the issued shares of the Company (calculated at the time of grant);

(d) the aggregate number of common shares reserved for issuance to any one individual upon the exercise of options granted under the Plan or any previously established and outstanding stock option plans or grants, exceeding 5% of the issued shares of the Company (calculated at the time of the grant) in any 12 month period.

Options granted under the Plan will be for a term not to exceed five years from the date of their grant. In the case of an employee or consultant, the option will terminate at the close of business on the date which is the earlier of (a) 30 calendar days after which the optionee ceases to be an employee or consultant, or (b) such date as the board may determine at the time of grant. In the case of an director or officer, the option will terminate at the close of business on the date which is the earlier of (a) 90 calendar days after which the optionee ceases to be a director or officer, or (b) such date as the board may determine at the time of grant. In the event of the death of an optionee, the stock option will expire at the close of business on the date which is the earlier of one year from the date of death or (b) such date as the board may determine at the time of grant.

The price at which an optionee may purchase a common share upon the exercise of a stock option will be as set out in the option agreement issued in respect of such option and in any event will not be less than the discounted market price of the Company's common shares as of the date of the grant of the stock option. Currently under the policies of the Exchange, the definition of the "discounted market price" of the Company's shares is the closing trading price on the day before the granting of the stock option less a maximum discount of 25% for a closing price per share of $0.50 or less, 20% for a closing price of $0.51 to $2.00, and 15% above $2.00.

A stock option will be non-assignable except that it will be exercisable by the personal representative of the optionee in the event of the optionee's death or incapacity.

SHAREHOLDER APPROVAL

The Plan is a "rolling" stock option plan as described in Exchange Policy 4.4. Under Exchange Policy 4.4, the Company is required to obtain the approval of its members to any stock option plan that is a "rolling" plan yearly at the Company's Annual General Meeting. Accordingly, members will be asked to approve the following resolution:

     "RESOLVED, as an ordinary resolution that:

     1. the Company's stock option plan (the "Plan") as set forth in the Information Circular dated November 12, 2002 be and it is hereby adopted and approved including reserving for issuance under the Plan at any time of a maximum of 10% of the issued and outstanding shares of the Company;

     2. the Company be authorized to grant stock options pursuant and subject to the terms and conditions of the Plan;

     3. the outstanding stock options which have been granted prior to the implementation of the Plan shall, for the purpose of calculating the number of stock options that may be granted under the Plan, be treated as options granted under the Plan; and

     4. the directors and officers of the Company be authorized and directed to perform all such acts and deeds and things and execute, under seal of the Company or otherwise, all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions."


DISINTERESTED SHAREHOLDER APPROVAL

(a) A Company must obtain disinterested shareholder approval of stock options if:

     (i) a stock option plan, together with all of the Company's previously established or proposed stock option grants, could at any time result in:

          A. the number of shares reserved for issuance under stock options granted to Insiders exceeding 10% of the outstanding shares;
          B. the grant to Insiders, within a 12 month period, of a number of options exceeding 10% of the outstanding shares; or
          C. in the case of a Tier 1 Issuer, the issuance to any one Optionee, within a 12 month period, of a number of shares exceeding 5% of the issued shares; or

     (ii) the Company is decreasing the exercise price of stock options previously granted to Insiders.

(b) If (a) applies, the stock option agreement or plan must be approved by a majority of votes cast by all shareholders at the shareholders' meeting excluding votes attaching to shares beneficially owned by:

     (i)  Insiders to whom options may be issued under the stock option plan;
          and

     (ii) associates of persons referred to in (b)(i).

Accordingly, disinterested shareholder approval will be sought at the Meeting for the possible reduction of the exercise price of stock options which have been or may be granted to current or future insiders. Such options or amended options will be also subject to the approval of the Exchange but will be exercisable without further shareholder approval.


             SHARE CONSOLIDATION AND INCREASE IN AUTHORIZED CAPITAL

SHARE CONSOLIDATION

The Company is undertaking a reorganization of its affairs. One stage of this reorganization will consist of a share consolidation on a "one new for ten old" basis, in conjunction with a change of name (please see "Change of Name" below). Accordingly, member approval will be sought at the Meeting by way of a special resolution to alter the Company's Memorandum by consolidating the Company's issued and unissued common share capital as disclosed herein. Management considers that a consolidation of the Company's authorized share capital on the basis of ten existing shares for one new share is required to attract new equity investment in the Company whether it be through private or public markets. The Company may decrease the consolidation factor if it is deemed necessary.

The Company currently has 12,197,974 common shares issued and outstanding. Following the consolidation, there will be approximately 1,219,797 common shares issued and outstanding. No fractional post-consolidation shares will be issued and no cash will be paid in lieu of fractional post-consolidation common shares. In the case of fractional shares resulting from the consolidation, fractions of a share will be rounded down to the next whole share.

Under the Company Act (British Columbia), a share consolidation requires approval of the members by way of a special resolution which must be passed by a majority of not less than three-quarters of the votes represented the Meeting, in person or by proxy. Accordingly, the members of the Company will be asked to approve a Special Resolution approving the share consolidation, the text of which will be in substantially the form as follows, subject to changes in form as may be required by the Registrar of Companies:

     "RESOLVED, by a Special Resolution, that:

     1. consolidation of the Company's authorized shares on a ten existing for one new basis or such lesser consolidation ratio as may be approved by the Board of Directors and the regulatory authorities, so that the authorized share capital is altered from 100,000,000 common shares without par value of which 12,197,974 common shares are issued and outstanding to 10,000,000 common shares of which 1,219,797 shares will be issued and outstanding, be approved and that the Memorandum of the Company be altered accordingly; and

     2. the directors of the Company may, in their sole and absolute discretion, elect not to implement the share consolidation without further approval or authorization from the members of the Company."

In the event members do not approve this Special Resolution, the Company will not proceed with the consolidation of its share capital. MANAGEMENT OF THE COMPANY RECOMMENDS THAT MEMBERS APPROVE THIS SPECIAL RESOLUTION.

INCREASE IN AUTHORIZED SHARE CAPITAL

After implementation of the proposed consolidation, the Company's authorized share capital will be 10,000,000 common shares without par value. Assuming the proposed consolidation as described above is approved, and in anticipation of the Company's future requirements for equity financing, members will be asked at the Meeting to pass a Special Resolution increasing the authorized share capital of the Company, the text of which will be in substantially the form as follows, subject to changes in form as may be required by the Registrar of Companies:

     "RESOLVED, by a Special Resolution, that:

     1. the authorized capital of the Company be increased from 10,000,000 common shares without par value on a consolidated basis to 100,000,000 common shares without par value and that the Memorandum of the Company be altered; and

     2. the directors of the Company may, in their sole and absolute discretion, elect not to implement the increase in authorized share capital without further approval or authorization from the members of the Company."

In the event members do not approve this Special Resolution, the Company will not increase its authorized share capital. MANAGEMENT OF THE COMPANY RECOMMENDS THAT MEMBERS APPROVE THIS SPECIAL RESOLUTION.

CHANGE OF NAME

The policies of the Canadian Venture Exchange require that a listed company change its name upon consolidation of its share capital. The Company proposes to change its name to "JALNA RESOURCES LIMITED" or such other name as may be approved by the Board of Directors, in their discretion, and all regulatory authorities having jurisdiction. Accordingly, the members of the Company will be asked to pass a Special Resolution, the text of which will be in substantially the form as follows, subject to such changes in the form as may be required by the Registrar of Companies:

     "RESOLVED, by a Special Resolution, that:

     1. the name of the Company be changed from "TradeRadius Online Inc." to "Jalna Resources Limited." or such other name as may be approved by the Board of Directors, in their discretion, and all regulatory authorities having jurisdiction, and that the Memorandum of the Company be altered accordingly.

     2. the directors of the Company may, in their sole and absolute discretion, elect not to implement the name change without further approval or authorization from the members of the Company."

In the event members s do not approve this Special Resolution, the Company will not proceed with a change of name. MANAGEMENT OF THE COMPANY RECOMMENDS THAT MEMBERS APPROVE THIS SPECIAL RESOLUTION.

                  PROPOSED PRIVATE PLACEMENT TO A RELATED PARTY

The only source of capital presently available to the Company is equity financing. In order for the Company to raise funds to carry on its ongoing programs, the Company might arrange further private placement subscriptions for shares or for securities convertible into shares.

Under the rules of the Exchange governing private placements, member approval is required where the issuance of shares of a listed company together with the shares that may be issued on the exercise of any share purchase warrants will result in the number of common shares to be beneficially owned by any one placee participating in a private placement, or to a group of placees who intend to vote their shares as a group in a private placement, being equal to or greater than 20% of the number of the Company's shares outstanding after giving effect to the issuance of securities pursuant to a private placement. In addition, member approval is required if the private placement may result in or is part of a transaction that will affect materially the control of the Company or the creation of a control person.

Members are being asked to pass a resolution allowing the Company's directors to cause the Company to enter into one or more private placement agreement transactions during the ensuing 12 month period providing for the issuance of up to such securities (shares or units consisting of one common share and one warrant) at then market prices (less allowable discounts) and upon such terms as may be approved by the directors of the Company with such placements that could result in the number of common shares to be beneficially owned by any one placee participating in a private placement, or to a group of placees who intend to vote their shares as a group in a private placement, being equal to or greater than 20% of the number of the Company's shares outstanding after giving effect to the issuance of securities pursuant to a private placement.

The private placements will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to continue or expand its activities. Each private placement transaction authorized hereunder will be made with placees who may or may not be at arm's length to the Company, however, the subscription prices will comply with the policies of the Exchange. The following sets out the policy of the Exchange respecting the pricing of private placements:

     The purchase price shall not be less than the closing price of the Company's equity shares on the agreement day, or on the last trading day prior to the agreement day if the agreement day is not a trading day, less the following discounts:

           ---------------------------------------------------------
           CLOSING PRICE
            (PER SHARE)                               DISCOUNT
           ---------------------------------------------------------
               up to $0.50                               25%
           ---------------------------------------------------------
             $0.51 to $2.00                              20%
           ---------------------------------------------------------
               Above $2.00                               15%
           ---------------------------------------------------------

     and shall not be less than $0.10 per share.

     If a material change in the affairs of the Company is announced by the Company after the filing of the notice with the Exchange and if the Exchange deems that a party to the transaction was probably aware of that pending material change, then the minimum price per share shall be at least equal to the closing price per share on the trading day after the day on which that material change was announced, less the appropriate discount referred to above, and

     If the Exchange determines that the closing price is not a fair reflection of the market for the stock and was high-closed or low-closed, then the minimum price per share shall be the market price determined by the Exchange, less the appropriate discount referred to above.

In the event that the members do not pass the resolution authorizing the Company to issue such common shares by way of one or more private placement transactions with placees wherein the placees in each private placement will be substantially at arms-length to the Company, the Company may be required to seek member approval for the private placements negotiated thereafter.

George Leary, the largest shareholder of the Company, presently holding 19% of the issued and outstanding common shares of the Company (see "Voting Securities and Principal Holders Thereof") may have to participate in a financing in order to attract a securities dealer to complete a private placement.

The participation of Mr. Leary in any private placement would constitute a "related party transaction" within the meaning of Ontario Securities Commission Rule 61-501 ("Rule 61-501"). Rule 61-501 provides that an issuer involved in a related party transaction must obtain a formal valuation, unless an exemption from this valuation requirement can be relied upon, and must obtain minority approval of the members for the transaction. Minority approval requires the approval of the majority of the votes cast by members at the Meeting excluding votes attached to shares that are beneficially owned or over which control is exercised by an interested party or a related party of an interested party. The Company is relying upon the transaction size exemption set out in paragraph 13 of section 5.6 of Rule 61-501 in order to exempt the Company from the valuation requirements of Rule 61-501 (this exemption provides that such valuation requirements do not apply to a related party transaction in which, at the date the transaction is agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction is $500,000 or more). The Company wishes to obtain minority approval for future financings in accordance with the requirements of Rule 61-501.

Members of the Company will therefore be asked at the Meeting to consider and, if thought advisable, to approve by means of an ordinary resolution of the minority members as follows:

     "RESOLVED, as an ordinary resolution, that:

     1. the issuance by the Company, in private placements during the next 12 months, of such number of securities that would result in the Company issuing shares or possibly issuing shares upon the exercise of any share purchase warrants, where the number of common shares beneficially owned by a placee, or a group of placees who intend to vote their shares as a group in a private placement, is equal to or greater than 20% of the Company's issued and outstanding share capital, be and is hereby approved;

     2. the Company is authorized to allow George Leary or any related party to George Leary to participate in a future financing to the maximum extent possible; and

     3. any one of the directors or officers of the Company is hereby authorized and directed to do all such things as may be necessary or desirable, in the opinion of such officer or director to give effect thereto.

To be approved, the above resolution must be passed by at least a majority of the votes cast by members at the Meeting in respect of this resolution, other than votes attaching to common shares of the Company beneficially owned or over which control or direction is exercised by George Leary and any "related party" (as defined in Rule 61-501) of Mr. Leary.


Management knows of no other matters to come before the Meeting of members other than referred to in the notice of Meeting. However, if any other matters which are not known to the management of the Company shall properly come before the said Meeting, the form of proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgment of the persons voting the proxy.


                       BY ORDER OF THE BOARD OF DIRECTORS

                                 "GEORGE LEARY"
                       ----------------------------------
                                  GEORGE LEARY,
                           CHAIRMAN, CEO AND DIRECTOR

                     TRADERADIUS ONLINE INC. (the "Company")
                                    P R O X Y

TYPE OF MEETING:     ANNUAL GENERAL MEETING

MEETING DATE:        DECEMBER 20, 2002

MEETING TIME:        10:00 A.M., PACIFIC TIME

MEETING LOCATION:    BOARDROOM, 9TH FLOOR,
                     555 BURRARD STREET, VANCOUVER, BC, V7X 1M8

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY.

The undersigned registered shareholder of the Company hereby appoints PETER DUNFIELD, or failing him, MARION MCGRATH, both Directors of the Company, or in the place of the foregoing, ________________________________________________,
(Please Print Name) as proxyholder for and on behalf of the undersigned, with the power of substitution, to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the annual general meeting of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned were present at the meeting or any adjournment thereof. RESOLUTIONS (FOR FULL DETAILS OF EACH ITEM PLEASE SEE THE NOTICE OF MEETING AND INFORMATION CIRCULAR WHICH ACCOMPANIED THIS PROXY FORM).


                                                      FOR      AGAINST   ABSTAIN

1.     Approving acts of Directors:                   ______   ______    ______

2.     Approving Incentive Stock Options,
       amendments to future Stock Options and
       Stock Option Plan:                             ______   ______    ______

3.     Approving the Special Resolution to
       consolidate the common shares of the
       Company on a 10 to 1 basis:                    ______   ______    ______

4.     Approving the Special Resolution to
       increase the authorized capital of the
       Company to 100,000,000 common shares
       without par value:                             ______   ______    ______

5.     Approving the Special Resolution to
       change the name of the Company to Jalna
       Resources Limited:                             ______   ______    ______

6.     Approving in advance a Resolution to
       issue securities of the Company by way of
       private placement as described in the
       accompanying information circular and a
       "related party transaction" involving the
       issuance of securities to George Leary:        ______   ______    ______



                                                             FOR        WITHHOLD

7.     Appointing DAVIDSON & COMPANY as auditor at a
       remuneration to be fixed by the Directors             ______      ______

8.     Electing GEORGE LEARY as director:                    ______      ______

9.     Electing GREG STONE as director:                      ______      ______

10.    Electing GRAHAM HEAL as director:                     ______      ______

11.    Electing PETER DUNFIELD as director:                  ______      ______

12.    Electing MARION MCGRATH as director:                  ______      ______

THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN TO ATTEND AND VOTE AT THE MEETING


--------------------------------------------------------------------------------
(Signature)                                                              (Date)



--------------------------------------------------------------------------------
Please Print Name



NUMBER OF SECURITIES HELD IF NOT OTHERWISE SPECIFIED.______________________


This proxy form is not valid unless it is signed and dated. If someone other than the registered shareholder of the Company signs this proxy on the shareholder's behalf, authorizing documentation acceptable to the Chairman of the meeting must be deposited with this proxy form. See reverse.


Subject to the discretion of the chairman of the meeting, to be effective, this proxy form must be received at the office of CIBC MELLON TRUST COMPANY, or the Company, by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the meeting. The following are the mailing address and facsimile number of CIBC MELLON TRUST COMPANY: 1600 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1,
Facsimile No.: (604) 688-4301.

Notes:

1. If you cannot attend the meeting but wish to vote on the resolutions and to appoint one of the management nominees, please leave the wording appointing the management nominees as shown, sign and date and return the proxy form. YOU HAVE THE RIGHT TO APPOINT ANOTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY, TO ATTEND AND ACT FOR YOU AND ON YOUR BEHALF AT THE MEETING. If you wish to appoint another person, you may do so by crossing off the names of the management nominees and inserting your appointed proxyholder's name in the space provided. Your appointed proxyholder will then have to attend the meeting if your vote is to be counted. You may also appoint an alternate proxyholder to act in the place of an absent proxyholder.

2. The securities represented by this proxy form will be voted or withheld from voting in accordance with your instructions on any poll that may be called for in respect of any resolution and, if you have specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly. WHERE NO CHOICE ON A RESOLUTION IS SPECIFIED BY YOU, THIS PROXY FORM CONFERS DISCRETIONARY AUTHORITY ON YOUR APPOINTED PROXYHOLDER. IN SUCH CASE, A NOMINEE OF MANAGEMENT ACTING AS PROXYHOLDER WILL VOTE THE SECURITIES AS IF YOU HAD SPECIFIED AN AFFIRMATIVE VOTE. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or other matters which may properly come before the meeting, the securities will be voted by the nominee appointed as the nominee in his or her sole discretion sees fit.

3. If you have returned a proxy form and later decide to vote in person, you may do so by attending the meeting. Please register your attendance with the Company's scrutineers at the meeting and inform them that you have previously returned a proxy form.

4. If the proxy form is signed on your behalf by your attorney or, if the shareholder is a corporation, by an officer or attorney for the corporation and is not under the corporation's common seal, the power of attorney or a director's resolution, as the case may be, or a notarial copy thereof, must accompany the proxy form.

5. A Proxy, to be effective, must be deposited at the office of the Company or the Trust Company, as noted above, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

                             TRADERADIUS ONLINE INC.


TO:               Registered Members

AND TO:           Non-Registered Security Holders


National Instrument 54-101 provides Registered Members and Non-Registered Security Holders with the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive interim financial statements or, in the Company's discretion, the Company's quarterly reports with financial statements appended thereto. If you wish to receive such information, please complete and return this form to:


                             TRADERADIUS ONLINE INC.
                          9th Floor, 555 Burrard Street
                         PO Box 273, Two Bentall Centre
                                  Vancouver, BC
                                     V7X 1M8


NAME:        __________________________________________________________________
             (Please Print)

ADDRESS:     __________________________________________________________________

             __________________________________________________________________

POSTAL CODE: __________________________________________________________________


I hereby certify that I am either a Registered Member or a Non-Registered Security Holder of the Company.

Dated this _______ day of _______________, 2002.



________________________________________________
(Signature)

                            TRADERADIUS ONLINE INC.
                         9th Floor, 555 Burrard Street
                          Box 273, Two Bentall Centre
                             Vancouver, BC, V7X 1M8
                           Telephone: (604) 893-7062

FOR IMMEDIATE RELEASE
November 19, 2002


TSX Trading Symbol: TDO                      Investor Contacts: George M. Leary
OTCBB Trading Symbol: TDOLF                  (403) 258-1395
                                             gmlminerals@shaw.ca


VANCOUVER - TradeRadius Online Inc. (the "Company") wishes to announce that it will be convening an Annual General Meeting of Members on December 20, 2002, and one of the resolutions being sought by members will be to a consolidation of the Company's share capital and a change of its name to Jalna Resources Limited.

The Company will be seeking member approval to a consolidation of its shares on a 10 to 1 basis. The Company currently has 12,197,974 shares outstanding and, accordingly, upon completion of the consolidation, 1,219,797 shares will be outstanding. Incidental to the consolidation, the Company will be increasing its post-consolidation authorized to 100,000,000.


The share consolidation is being proposed in order to allow the Company greater flexibility in future financings. The Company reserves the option of not consolidating its shares or consolidating at a ratio less than the above.


The share consolidation and change of name are subject to members' approval, and documentation in support being accepted for filing by the TSX Venture Exchange and the Registrar of Companies for the Province of British Columbia.

ABOUT TRADERADIUS ONLINE INC.

Headquartered in Calgary, AB, TradeRadius Online Inc. trades on the TSX Venture Exchange under the symbol TDO.V and on the OTC Bulletin Board under the symbol TDOLF. TradeRadius is an electronic commerce software and online services provider. The Company empowers purchasing and sales professionals by organizing the online marketplace and managing trading activities. To learn more about TradeRadius please visit http://www.traderadius.com.

BY ORDER OF THE BOARD OF DIRECTORS

"George M. Leary"

GEORGE M. LEARY, M.SC. P.ENG
Chairman

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.